                                                               EXHIBIT (a)(1)
                                                               to Schedule 13E-3


                                                                February 2, 1999


Vestar Capital Partners III, L.P.
245 Park Avenue, 41st Floor
New York, NY 10167-4098

Attention:  Mr. Sander M. Levy

Vestar Capital Partners III, L.P.
17th Street Plaza
1225 17th Street, Suite 1660
Denver, CO 80202

Attention:  Mr. James P. Kelley
            Mr. Christopher J. Henderson



                                  Project Knit
                                  ------------
                        Senior Secured Credit Facilities
                        --------------------------------
                               Commitment Letter
                               -----------------


Ladies and Gentlemen:

          You have advised The Chase Manhattan Bank ("Chase") and Chase
                                                      -----
Securities Inc. ("CSI") that Vestar Capital Partners III, L.P. ("Vestar")
                  ---                                            ------
proposes to acquire (the "Acquisition") St. John Knits, Inc., a California
                          -----------
corporation (the "Company").  You have further advised us that immediately prior
                  -------
to the Acquisition, a wholly owned subsidiary ("Merger Sub") of St. John Knits
                                                ----------
International, Incorporated, a wholly owned subsidiary of the Company (the

"Borrower"), will merge with and into the Company, with the Company being the
---------
surviving corporation (the

"Reorganization"). In connection with the Reorganization, the existing
 --------------
stockholders of the Company will exchange their shares of common stock of the Company ("Company Common Stock") for shares of common stock of the Borrower
          --------------------
("Borrower Common Stock"), resulting in the Company becoming a wholly owned
  ---------------------
subsidiary of the Borrower. You have further advised us that, in connection with the Acquisition, (a) Vestar will form a limited liability company ("Holdco"),
                                                                    ------
which will form a subsidiary ("Newco") and (b) immediately prior to the
                               -----
Reorganization (i) Vestar and certain co-investors reasonably satisfactory to Chase will contribute approximately $153,637,000 of cash equity to Holdco in consideration for the issuance of an 84.1% limited liability company interest in Holdco ("Holdco Interest"), (ii) certain members of management of the Company
         ---------------
(the "Gray Management") will contribute approximately 1,206,000 shares of Company Common Stock to Holdco in consideration for approximately $7,110,000 and the issuance of an aggregate 15.9% Holdco Interest (having an aggregate value of approximately $29,069,000), (iii) Holdco will contribute approximately $146,527,000 of cash equity to Newco in consideration for the issuance of 100% of the common stock of Newco. You have further advised us that certain members of management of the Company may be offered the opportunity to purchase Borrower Common Stock from the Borrower representing not more than 5% of the outstanding capital stock of the Borrower and that any such purchase would reduce the amount of Vestar's contribution to Holdco and may be funded by loans from Vestar. You have further advised us that in connection with the Acquisition, Newco, the Borrower, the Company and Merger Sub will enter into an agreement and plan of merger (the "Merger Agreement"), pursuant to which (a) the Borrower will obtain
             ----------------
the senior secured credit facilities (the "Facilities") described in the Summary
                                           ----------
of Principal Terms and Conditions attached hereto as Exhibit A (the "Term
                                                                     ----
Sheet") in an aggregate principal amount of $180,000,000, (b) the Borrower will
-----
issue up to $160,000,000 principal amount of its senior subordinated notes (the "Senior Subordinated Notes") in a public offering or in a Rule 144A offering or
 -------------------------
other private placement, (c) Newco will merge with and into Borrower (the "Merger"), (d) at the effective time of the Merger, the outstanding shares of
 ------
capital stock of the Borrower held by its stockholders (the "Sellers") (other
                                                             -------
than the shares held by Holdco, which will be cancelled) will be converted into a combination of aggregate cash consideration equal to approximately $447,581,000 and 456,000 shares of Borrower

Common Stock , such that, following the Merger, certain of the Sellers will continue to own approximately 7.0% of the outstanding capital stock of the Borrower having an aggregate value of approximately $13,684,000, (e) at the effective time of the Merger, outstanding in the money options to buy shares of Borrower Common Stock will be cashed out for an aggregate amount of approximately $14,003,000, (f) at the effective time of the Merger, the outstanding shares of capital stock of Newco held by Holdco will be converted into Borrower Common Stock representing approximately 93.0% of the outstanding capital stock of the Borrower having an aggregate value of approximately $182,706,000, and (g) the Borrower will pay transaction costs and expenses in connection with the foregoing in an amount not to exceed $20,000,000 (the foregoing transactions are collectively referred to herein as the "Transactions"). In connection with the foregoing, you have requested that CSI
 ------------
agree to structure, arrange and syndicate the Facilities, and that Chase commit to provide the Facilities and to serve as administrative agent therefor.

          CSI is pleased to advise you that it is willing to act as exclusive advisor, lead arranger and book manager for the Facilities. Furthermore, Chase is pleased to advise you of its commitment to provide the entire amount of the Facilities upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Term Sheet.

          It is agreed that Chase will act as the sole and exclusive administrative agent, collateral agent and syndication agent, and that CSI will act as the sole and exclusive advisor, lead arranger and book manager, for the Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents, managers or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

          We intend to syndicate the Facilities to a group of financial institutions (together with Chase, the "Lenders") identified by us in
                                        -------
consultation with you. CSI intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist CSI in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your and, to the extent reasonably possible, the Borrower's and the Company's existing lending relationships, (b) direct contact between senior management and advisors of Vestar, the Borrower and the Company and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more meetings of prospective Lenders. To the extent that syndication of any credit facility in connection with other Vestar investments could reasonably be expected to disrupt or otherwise interfere with the orderly syndication of the Facilities, it is understood and agreed that you will, to the extent permitted by applicable law, provide CSI with reasonable prior notice of the syndication of such other credit facility and, upon the reasonable request of CSI, you will endeavor in good faith to coordinate the syndication of such credit facility with the syndication of the Facilities.

          CSI will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree promptly to prepare and provide (and to use your reasonable efforts to cause the Borrower and the Company to provide) to CSI and Chase all information with respect to the Borrower, the Company, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"),
                                                                  -----------
as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that, to your knowledge,
(a) all information other than the Projections (the "Information") that has been
                                                     -----------
or will be prepared by or on behalf of you, the Borrower, the Company or any of your or their officers, employees or other authorized representatives and made available to Chase or CSI by you, the Borrower, the Company or any of your or their officers, employees or other authorized representatives, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase or CSI by you, the Borrower, the Company or any of your or their officers, employees or other authorized representatives have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and Projections from time to time until the closing of the Facilities so that the representation and covenant in the preceding sentence remain correct. You understand that in arranging and syndicating the Facilities we will be using and relying on the Information and Projections without independent verification thereof.

          As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, you agree to pay or to cause the Borrower to pay to Chase the nonrefundable fees set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the "Fee
                                                                     ---
Letter").
------

          Chase and CSI shall be entitled, after consultation with you, to (i) change the structure, terms, pricing or relative amounts of the Facilities (it being understood that no such change shall result in any interest rate on the Facilities set forth in the Term Sheet being increased by more than 0.50%) and
(ii) reduce the amount of the Facilities and increase the amount of the Senior Subordinated Notes (provided that the aggregate amount of the Facilities and the Senior Subordinated Notes is not reduced and that any such adjustment would not materially adversely affect the marketing of the Senior Subordinated Notes), in any such case if Chase and CSI reasonably determine that such changes are necessary in order to ensure a successful syndication of the Facilities.
Chase's commitment hereunder is subject to the agreements in this paragraph.

          Chase's commitment hereunder and CSI's agreement to perform the services described herein are also subject to (a) our not having discovered or otherwise becoming aware of any information not previously disclosed to us that we believe to be materially adversely inconsistent with our understanding, based on the information provided to us prior to the date hereof, of the business, assets, operations, prospects or condition (financial or otherwise) of the Borrower, the Company and its subsidiaries, (b) there not occurring any material adverse change in or affecting the business, assets, operations, prospects or condition (financial or otherwise) of the Borrower, the Company and its subsidiaries, taken as a whole, since November 1, 1998, (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the syndication of the Facilities,
(d) our reasonable satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, the Company or any subsidiary thereof (other than the Senior Subordinated Notes), and (e) the other conditions set forth or referred to in the Term Sheet.

          In addition, Chase's commitment hereunder is subject to the negotiation, execution and delivery of definitive documentation with respect to the Facilities reasonably satisfactory to Chase and customary for transactions of this type. The terms and conditions of Chase's commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of Chase, CSI, you and the Borrower.

          You agree (a) to indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses,
                  ------------------
claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified
           --------
person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse Chase, CSI and their affiliates upon presentation of reasonable supporting documentation for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultants' fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel (which, in the case of the initial documentation and closing of the Facilities, shall be limited to a single counsel to the Agent in each applicable jurisdiction)) incurred in connection with the Facilities and any related documentation (including, without limitation, this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except for damages arising from such indemnified person's gross negligence or willful misconduct, or for any special, indirect, consequential or punitive damages in connection with its activities related to the Facilities.

          You acknowledge that Chase and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you, the Borrower and the Company may have conflicting interests regarding the transactions described herein and otherwise. Neither Chase nor its affiliates will use confidential information obtained from you, the Borrower and the Company by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by Chase or its affiliates of services for other companies, and neither Chase nor its affiliates will furnish any such information to other companies. You also acknowledge that neither Chase nor any of its affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Borrower or the Company, confidential information obtained by it from other companies.

          This Commitment Letter and Chase's commitment hereunder shall not be assignable by you without the prior written consent of Chase and CSI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

          This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly by you, to any other person except (a) you may disclose this Commitment Letter, the Term Sheet and the Fee Letter (i) to your officers who are directly involved in the consideration of this matter or (ii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), and (b) you may disclose this Commitment Letter and the Term Sheet, and their terms and substance (but not the Fee Letter or its terms and substance) (i) to the Company (including its Board of Directors and any committee thereof), the Borrower (including its Board of Directors and any committee thereof), Robert E. Gray, Marie Gray, Kelly A. Gray and their respective attorneys and advisors on a confidential basis in connection with the Transactions and (ii) in connection with any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

          The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder; provided that your obligations under this
                              --------
Commitment Letter shall automatically terminate (other than those under the third, fourth, eleventh and thirteenth paragraphs hereof and the first and last sentence of the fifth paragraph hereof) and be superseded by the provisions of the definitive documentation relating to the Facilities upon the initial funding thereunder and the consummation of the Acquisition, and you shall automatically be released from all liability in connection therewith at such time.

          If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on February 3, 1999. Chase's commitment and CSI's agreements contained herein will expire at such time in the event Chase has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Facilities does not occur on or before June 15, 1999, then this Commitment Letter and Chase's commitment and CSI's undertakings hereunder shall automatically terminate unless Chase and CSI shall, in their discretion, agree to an extension.

          Chase and CSI are pleased to have been given the opportunity to assist you in connection with this important financing.


                                           Very truly yours,

                                           THE CHASE MANHATTAN BANK,


                                           by /s/   DEBORAH DAVEY
                                                    --------------------------
                                             Name:  Deborah Davey
                                             Title: Vice President


                                           CHASE SECURITIES INC.,


                                           by /s/   JAMES A. FEELEY III
                                                    --------------------------
                                             Name:  James A. Feeley III
                                             Title: Vice President

Accepted and agreed to
as of the date first
written above by:

VESTAR CAPITAL PARTNERS III, L.P.,

 by VESTAR ASSOCIATES III, L.P.,
    its General Partner,

    by VESTAR ASSOCIATES CORPORATION
       III, its General Partner,


       by /s/   SANDER LEVY
                -----------------------------
         Name:  Sander Levy
         Title:

CONFIDENTIAL
February 2, 1999                                                       EXHIBIT A


                                 Project Knit
                                 ------------
                       Senior Secured Credit Facilities
                       --------------------------------
                   Summary of Principal Terms and Conditions
                   -----------------------------------------

Borrower:              St. John Knits International, Incorporated, a Delaware
                       corporation (the "Borrower").
                                         --------

Transactions:          Vestar Capital Partners III, L.P. ("Vestar"), proposes to
                                                           ------
                       acquire (the "Acquisition") St. John Knits, Inc., a
                                     -----------
                       California corporation (the "Company"). Immediately prior
                                                    -------
                       to the Acquisition, a wholly owned subsidiary of the
                       Borrower ("Merger Sub"), will merge with and into the
                                  ----------
                       Company, with the Company being the surviving corporation
                       (the "Reorganization"). In connection with the
                             --------------
                       Reorganization, the existing stockholders of the Company
                       will exchange their shares of common stock of the Company
                       ("Company Common Stock") for shares of common stock of
                         --------------------
                       the Borrower ("Borrower Common Stock"), resulting in the
                                      ---------------------
                       Company becoming a wholly owned subsidiary of the
                       Borrower. In connection with the Acquisition, (a) Vestar
                       will form a limited liability company ("Holdco"), which
                                                               ------
                       will form a subsidiary ("Newco") and (b) immediately
                                                -----
                       prior to the Reorganization (i) Vestar and certain co-
                       investors reasonably satisfactory to the Chase (as
                       defined below) will contribute approximately $153,637,000
                       of cash equity to Holdco in consideration for the
                       issuance of an 84.1% limited liability company interest
                       in Holdco ("Holdco Interest"), (ii) certain members of
                                   ---------------
                       management
                       of the Company (the "Gray Management") will contribute
                       approximately 1,206,000 shares of Company Common Stock to
                       Holdco in consideration for approximately $7,110,000 and
                       the issuance of an aggregate 15.9% Holdco Interest
                       (having an aggregate value of approximately $29,069,000)
                       and (iii) Holdco will contribute (the "Contribution")
                                                              ------------
                       approximately $146,527,000 of cash equity to Newco in
                       consideration for the issuance of 100% of the common
                       stock of Newco. You have further advised us that certain
                       members of management of the Company may be offered the
                       opportunity to purchase Borrower Common Stock from the
                       Borrower representing not more than 5% of the outstanding
                       capital stock of the Borrower and that any such purchase
                       would reduce the amount of Vestar's contribution to
                       Holdco and may be funded by loans from Vestar. Newco, the
                       Borrower, the Company and Merger Sub will enter into an
                       agreement and plan of merger (the "Merger Agreement"),
                                                          ----------------
                       pursuant to which (a) the Borrower will obtain the senior
                       secured credit facilities described below under the
                       caption "Facilities" in an aggregate principal amount of
                       $180,000,000, (b) the Borrower will issue up to
                       $160,000,000 principal amount of senior subordinated
                       notes (the "Senior Subordinated Notes") in a public
                                   -------------------------
                       offering or in a Rule 144A offering or other private
                       placement, (c) Newco will merge with and into Borrower
                       (the "Merger"), (d) at the effective time of the Merger,
                             ------
                       the outstanding shares of capital
                       stock of the Borrower held by its stockholders (the
                       "Sellers") (other than the shares held by Holdco, which
                        -------
                       will be cancelled) will be converted into a combination
                       of aggregate cash consideration equal to approximately
                       $447,581,000 and 456,000 shares of Borrower Common Stock,
                       such that, following the Merger, certain of the Sellers
                       will continue to own approximately 7.0% of the
                       outstanding capital stock of the Borrower having an
                       aggregate value of approximately $13,684,000, (e) at the
                       effective time of the Merger, outstanding in the money
                       options to buy shares of Borrower Common Stock will be
                       cashed out for an aggregate amount of approximately
                       $14,003,000, (f) at the effective time of the Merger, the
                       outstanding shares of capital stock of Newco held by
                       Holdco will be converted into Borrower Common Stock
                       representing approximately 93.0% of the outstanding
                       capital stock of the Borrower having an aggregate value
                       of approximately $182,706,000 and (g) the Borrower will
                       pay transaction costs and expenses in connection with the
                       foregoing in an amount not to exceed $20,000,000 (the
                       foregoing transactions are collectively referred to
                       herein as the "Transactions").
                                      ------------

Sources and Uses:      The approximate sources and uses of funds necessary to
                       consummate the Transactions are set forth on Annex II attached hereto.

Facilities:            (A)  Two Senior Secured Term Loan Facilities to be
                            provided to the Borrower in an aggregate
                            principal amount of up to $155,000,000 (the "Term
                                                                         ----
                            Loan Facilities"), such aggregate principal amount
                            ---------------
                            to be allocated between (a) a Tranche A Term Loan
                            Facility in an aggregate principal amount of
                            $75,000,000 (the "Tranche A Facility") and (b) a
                                              ------------------
                            Tranche B Term Loan Facility in an aggregate
                            principal amount of $80,000,000 (the "Tranche B
                                                                  ---------
                            Facility"); provided that Chase and CSI shall be
                            --------    --------
                            entitled to change such allocation of the Term Loans between the Tranche A Facility and the Tranche B
                            Facility if Chase and CSI reasonably determine that such changes are necessary to ensure a successful syndication of the Facilities.

                       (B) Senior Secured Revolving Credit Facility (the "Revolving Facility" and, together with the Term
                             ------------------
                            Loan Facilities, the "Facilities") in an aggregate
                                                  ----------
                            principal amount up to $25,000,000. Up to an amount to be agreed of the Revolving Facility will be available in the form of a swingline facility and up to an amount to be agreed of the Revolving Facility will be available in the form of letters of credit.

Agent:                 The Chase Manhattan Bank ("Chase") will act as
                                                  -----
                       administrative agent, collateral agent and syndication
                       agent (collectively, the "Agent") for a syndicate of
                                                 -----
                       financial
                       institutions (the "Lenders"), and will perform the duties customarily associated with such roles.

Advisor, Lead          Chase Securities Inc. will act as advisor, lead arranger
Arranger and Book      and book manager for the Facilities (the "Arranger"), and
Manager:                                                         --------
                       will perform the duties customarily associated with such roles.

Purpose:               (A)  The proceeds of the Term Loan Facilities will be
                            used on the date of the initial funding under the
                            Facilities (the "Closing Date"), together with the
                                             ------------
                            proceeds of the Contribution and the Senior
                            Subordinated Notes, to consummate the Transactions.

                       (B) The proceeds of loans under the Revolving Facility will be used for working capital requirements; provided that such proceeds will not be used to
                            --------
                            consummate the Transactions.

Availability:          (A)  The full amount of the Term Loan Facilities must be
                            drawn in a single drawing on the Closing Date.
                            Amounts repaid under the Term Loan Facilities may not be reborrowed.

                       (B) Loans under the Revolving Facility will be available at any time on and after the date immediately following the Closing Date and prior to the final maturity of the Revolving Facility. Amounts repaid under the Revolving Facility may be reborrowed.

Final Maturity and     (A)  Tranche A Facility: The Tranche A Facility will
Amortization:               ------------------
                            mature six years after the Closing Date, and will amortize in equal quarterly installments in the annual amounts indicated below:

                            Year                 Annual Payment
                            ----                 --------------
                              1                    $ 3,000,000
                              2                      5,000,000
                              3                      7,000,000
                              4                     11,000,000
                              5                     22,000,000
                              6                     27,000,000


                       (B)  Tranche B Facility: The Tranche B Facility will
                            ------------------
                            mature eight years after the Closing Date, and will amortize in equal quarterly installments in the annual amounts indicated below:

                            Year                 Annual Payment
                            ----                 --------------
                              1                          --
                              2                    $ 1,000,000
                              3                      1,000,000
                              4                      1,000,000
                              5                      1,000,000
                              6                     11,000,000
                              7                     30,000,000
                              8                     35,000,000


                       (C)  Revolving Facility: The Revolving Facility will
                            ------------------
                            mature six years after the Closing Date.

Letters of Credit:     Letters of credit under the Revolving Facility will be
                       issued by Chase or one of its affiliates (in such capacity, the "Issuing Bank"). Each letter of credit will expire no later than the earlier of (a) the date one year after its date of issuance and (b) the fifth business day prior to the final maturity of the Revolving Facility.

                       Drawings under any letter of credit shall be reimbursed by the Borrower on the same business day that funds are disbursed. To the extent the Borrower does not reimburse the Issuing Bank on such business day, the Lenders under the Revolving Facility will be irrevocably and unconditionally obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Facility commitments.

Guarantees:            All obligations of the Borrower under the Facilities will
                       be unconditionally guaranteed by each existing and each subsequently acquired or organized domestic and, to the extent no adverse tax consequences to the Borrower or such subsidiary would result therefrom, foreign subsidiary of the Borrower (including, without limitation, the Company).

Security:              The Facilities and the related guarantees as well as
                       hedging agreements entered into with counterparties that
                       are Lenders will be secured by a first priority pledge of
                       all the equity securities of the Company and by
                       substantially all the assets of the Borrower and each
                       existing and each subsequently acquired or organized
                       domestic, or subject to the following limitation, foreign
                       subsidiary of the Borrower (including, without
                       limitation, the Company) (collectively, the
                       "Collateral"), including but not
                        ----------
                       limited to (a) a first priority pledge of all the capital stock of and other investments in each existing and each subsequently acquired or organized subsidiary of the Borrower (including, without limitation, the Company)
                       (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the capital stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to the Borrower or such subsidiary) and (b) perfected first priority security interests in substantially all tangible and intangible assets
                       (including trademarks, copyrights and all other intellectual property) of the Borrower and each existing and each subsequently acquired or organized domestic, or subject to the foregoing limitation, foreign subsidiary of the Borrower (including, without limitation, the Company).

                       On the Closing Date, (a) all necessary documentation for creating valid and prior security interests in real property owned by the Borrower, the Company and its subsidiaries reasonably selected by the Agent and certain material real property leased by the Borrower, the Company and its subsidiaries to be agreed upon shall be executed and be in full force and effect and filed with the applicable filing offices and the Borrower shall provide to the Agent reasonably satisfactory title insurance policies or title reports at the reasonable discretion of the Agent, in each case at the Borrower's expense, and (b) the Agent shall have received current certified surveys and Phase I environmental reports with respect to all such real property reasonably satisfactory to the Agent.

                       All the above-described pledges and security interests shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lenders, and, subject to limited exceptions to be agreed upon, none of the Collateral shall be subject to any other pledges or security interests.

Interest Rates and     As set forth on Annex I hereto.
fees:

Mandatory              Loans under the Term Loan Facilities shall be prepaid
Prepayment:            with (a) 100% of the net cash proceeds of all non-
                       ordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including insurance and condemnation proceeds), subject to limited exceptions to be agreed upon and with a provision to allow reinvestment of asset sale proceeds subject to limitations on amount and during a period to be agreed,
                       (b) 100% of the net cash proceeds of issuances of equity and debt obligations of the Borrower and its subsidiaries, subject to limited exceptions to be agreed upon, and (c) 75% of annual Excess Cash Flow (to be defined) which percentages will be subject to reduction in increments to be agreed upon based on the achievement by the Borrower of performance standards to be agreed upon. To the extent that the amount of any mandatory prepayment exceeds the outstanding loans under the Term
                       Loan Facilities, the commitments under the Revolving
                       Facility will be reduced.

                       The above-described mandatory prepayments shall be allocated between the Term Loan Facilities pro rata, subject to the provisions set forth below under the caption "Special Application Provisions". Within each Term Loan Facility, mandatory prepayments shall be applied pro rata to reduce the remaining amortization payments under such Facility.

Special Application    Holders of loans under the Tranche B Facility may, so
Provisions:            long as loans are outstanding under the Tranche A
                       Facility, decline to accept any mandatory or optional prepayment and, under such circumstances, all amounts that would otherwise be used to prepay loans under the Tranche B Facility shall be used to prepay loans under the Tranche A Facility pro rata.

Voluntary              Voluntary prepayments will be permitted in whole or in
Prepayment:            part, at the option of the Borrower, in minimum principal
                       amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant
                       Interest Period. All voluntary prepayments of the Term
                       Loan Facilities will be allocated
                       between the Term Loan Facilities pro rata, subject to the provisions set forth above under the caption "Special
                       Allocation Provisions", and within each Term Loan
                       Facility will be applied pro rata to the remaining amortization payments under such Term Loan Facility.

Representations and    Usual for facilities and transactions of this type and
Warranties:            others reasonably acceptable to the Borrower and the
                       Agent, with materiality qualifications to be agreed, including but not limited to representations with respect to: due organization and power; due authorization and enforceability; governmental approvals; no conflicts;
                       financial condition; no material adverse change;
                       properties; litigation and environmental matters;
                       compliance with laws and agreements; inapplicability of the Investment Company Act and Public Utility Holding
                       Company Act; taxes; ERISA matters; accuracy of disclosure; subsidiaries; insurance; labor matters;
                       solvency; status of obligations; Year 2000 compliance;
                       and validity, priority and perfection of security interests in the Collateral.

Conditions             Usual for facilities and transactions of this type, those
Precedent to           specified below and others to be agreed by the Borrower
Initial Borrowing:     and the Agent, including but not limited to: delivery of
                       satisfactory legal opinions and certificates; accuracy of representations and warranties (and, in the case of representations and warranties that are not qualified as to materiality, accuracy of such representations and warranties in all material respects); absence of defaults; payment of fees and expenses; first priority perfected security interests in the Collateral; evidence of reasonably satisfactory insurance; and absence of defaults, prepayment events or creation of liens under debt instruments (other than with respect to debt that will be repaid upon consummation of the Transactions) or other agreements as a result of the Transactions.

                       The Merger Agreement (including the attachments thereto) and the Voting Agreement, in the respective forms in which each such agreement is executed, shall be substantially in the respective forms previously delivered to the Agent, and all other agreements to be entered into in connection with the Transactions (including, without limitation, a shareholders agreement among certain stockholders of the Borrower (including, without limitation, certain members of management of the Borrower and the Company)), in the form in which they are executed, shall be reasonably satisfactory to the Lenders; the Transactions shall have been consummated or shall be consummated simultaneously with the closing of the Facilities in accordance with Annex II hereto and in accordance with applicable law and the Merger Agreement; and the Merger Agreement shall not have been amended, waived or otherwise modified in any material respect without the approval of the Lenders.

                       The terms and conditions of the Senior Subordinated Notes and all documentation relating thereto shall be reasonably satisfactory to the Lenders. The Reorganization shall have been consummated on terms and conditions reasonably satisfactory to the Lenders. The Contribution shall be made and the Borrower shall have received not less than $160,000,000 in gross proceeds from the issuance of the Senior Subordinated Notes prior to or simultaneously with the closing of the Facilities. The Pro Forma Leverage Ratio of the Company for the latest 12 months ending immediately prior to the Closing Date shall be no greater than 5.25 to 1.0 (calculated in a manner reasonably satisfactory to the Agent and in a manner consistent with the financial models previously furnished by the Company to the Agent).

                       The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as of the closing of the Facilities, after giving effect to the Transactions and the consummation of the other transactions contemplated hereby, which shall not be materially inconsistent with the forecasts previously provided to the Lenders.

                       The Lenders shall have received (a) audited consolidated balance sheets and related statements of income and cash flow for the Company for the year ended November 2, 1998, and (b) reasonably satisfactory unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows for the Company for each fiscal quarter, and monthly balance sheets and statements of income for the Company for each fiscal month, in each case ending after November 2, 1998, and prior to the closing of the Facilities for which statements are available, which financial statements shall not be materially inconsistent with the forecasts previously provided to the Lenders.

                       After giving effect to the Transactions and the other transactions contemplated hereby, the Borrower and its subsidiaries shall have outstanding no indebtedness or preferred equity securities other than (a) the loans under the Facilities, (b) the Senior Subordinated Notes and (c) other indebtedness to be agreed upon with terms and conditions reasonably satisfactory to the Lenders.

                       The Lenders shall have received reasonably satisfactory audits with respect to the amount and nature of any environmental exposures to which the Borrower and its subsidiaries may be subject, after giving effect to the Transactions and the consummation of the other transactions contemplated hereby, from Environ, and the Lenders shall be reasonably satisfied with the plans of the Borrower with respect thereto.

                       The Lenders shall have received a
                       reasonably satisfactory audit prepared by Chase's asset-based evaluating group with respect to the accounts receivable and inventory and related systems of the Borrower, the Company and its subsidiaries.

                       The Lenders shall have received a reasonably satisfactory appraisal of the material trademarks owned by the Borrower, the Company or its subsidiaries by appraisers reasonably satisfactory to the Agent.

                       The Lenders shall have received a solvency letter, in form and substance reasonably satisfactory to, and from a recognized appraiser reasonably satisfactory to, the Lenders as to the solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions and the consummation of the other transactions contemplated hereby.

                       All material governmental and third party consents and approvals required in connection with the Transactions and the other transactions contemplated hereby shall have been obtained, all applicable appeal periods shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby.



Affirmative            Usual for facilities and transactions of this type
Covenants:

                       (including materiality qualifications and other exceptions to be agreed) and others to be reasonably acceptable to the Borrower and the Agent, including but not limited to covenants with respect to: delivery of financial statements, other information and reports and notices of default, litigation and other material events; delivery of information regarding Collateral; maintenance of corporate existence and rights and conduct of business; payment of obligations; maintenance of properties in good working order; maintenance of insurance; notice and application of proceeds of casualty or condemnation; maintenance of books and records; inspection rights of Lenders; compliance with laws; use of proceeds; additional subsidiaries; further assurances; and maintenance of interest rate protection agreements on terms and conditions reasonably satisfactory to the Agent.

Negative Covenants:    Usual for facilities and transactions of this
                       type (including materiality qualifications and other exceptions to be agreed) and others to be reasonably acceptable to the Borrower and the Agent, including but not limited to covenants with respect to limitations on: indebtedness and certain equity securities; liens; fundamental changes; investments, loans, advances, guarantees and acquisitions; asset sales; sale-leaseback transactions; hedging agreements; restricted payments and certain payments on subordinated indebtedness;

                       transactions with affiliates; capital expenditures; restrictive agreements; and amendments of material documents.


Selected Financial     The credit agreement relating to the Facilities (the
Covenants:             "Credit Agreement") will contain the following
                        ------ ---------
                       financial covenants of the Borrower (with definitions of financial terms and compliance levels to be agreed upon)
                       (a) maximum ratio of Total Debt to EBITDA, (b) minimum ratio of EBITDA to Interest Expense and (c) minimum Fixed
                       Charge Coverage ratio.

Events of Default:     Usual for facilities and transactions of this type and
                       others to be reasonably acceptable to the Borrower and the Agent, including but not limited to: nonpayment of principal (no grace period); nonpayment of interest or other amounts (three business days' grace); incorrectness of representations and warranties; violation of covenants
                       (with grace periods to be agreed with respect to certain affirmative covenants); failure to pay material indebtedness; cross default to material indebtedness;
                       bankruptcy and similar events; material judgments; ERISA events; actual or asserted invalidity of liens on Collateral; and Change in Control (to be defined).

Cost and Yield
Protection:            Usual for facilities and transactions of this type.

Voting: Amendments and waivers of the Credit Agreement and the other definitive loan, guarantee and security documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and unused commitments under the Facilities (the "Required Lenders"), except
                                                  -------- -------
                       that the consent of each Lender adversely affected thereby shall be required with respect to certain customary matters.

Assignments and        The Lenders will be permitted to assign loans and
Participations:        commitments to other Lenders (or their affiliates)
                       without restriction, or to other assignees with the consent of the Borrower and the Agent, in each case not to be unreasonably withheld. Each partial assignment
                       (except to other Lenders or their affiliates) must be in a minimum aggregate principal amount of $5,000,000. The
                       Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

                       The Lenders will be permitted to participate loans and commitments without restriction. Voting rights of participants shall be limited to customary matters.

Expenses and           All reasonable out-of-pocket expenses (including but
Indemnification:       not limited to expenses incurred in connection with due
                       diligence) of the Arranger and the Agent associated with the syndication of the Facilities and with the preparation, execution and delivery, administration, waiver or modification and enforcement of the Credit
                       Agreement and the other
                       documentation contemplated hereby and thereby (including the reasonable fees, disbursements and other charges of counsel) are to be paid by the Borrower. In addition, all reasonable out-of-pocket expenses of the Lenders for enforcement costs and documentary taxes associated with the Facilities are to be paid by the Borrower.

                       The Borrower will indemnify the Arranger, the Agent, the Lenders, their affiliates and their respective officers, directors, employees, agents and advisors and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities incurred by or asserted against any such indemnified person arising out of or relating to the execution, delivery or performance of the definitive documentation in respect of the Facilities, any loans thereunder or use of the proceeds thereof, the Transactions, any environmental exposures relating to the Borrower or any of its subsidiaries or any claim, litigation, investigation or proceeding relating to any of the foregoing; provided that no such person will be
                                         --------
                       indemnified for its gross negligence or willful misconduct.

Counsel for the        Cravath, Swaine & Moore.
Arranger and the
Agent:

Governing Law and      State of New York.
Forum:

                                                                         ANNEX I

Interest Rates:        The interest rates under the Facilities will be as
                       follows:

                       Revolving Facility and Tranche A Facility
                       -----------------------------------------

                       At the Borrower's option, (1) Adjusted LIBOR plus the Applicable Margin or (2) ABR plus the Applicable Margin; provided, that all swingline loans shall bear interest at
                       --------
                       ABR plus the Applicable Margin.

                       Tranche B Facility
                       ------------------

                       At the Borrower's option, (1) Adjusted LIBOR plus the Applicable Margin or (2) ABR plus the Applicable Margin.

                       All Facilities
                       --------------

                       The Borrower may elect interest periods of 1, 2, 3 or 6 months (or 9 or 12 months, subject to availability to all participating Lenders) for Adjusted LIBOR borrowings.

                       Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

                       ABR is the Alternate Base Rate, which is the highest of Chase's Prime Rate, the Federal Funds Effective Rate plus 1/2 of 1% and the Base CD Rate plus 1%.

                       LIBOR is the London interbank offered rate with respect to eurodollar deposits for 1, 2, 3 or 6 months or, subject to availability to all participating Lenders, 9 or 12 months (as selected by the Borrower).

                       Adjusted LIBOR and the Base CD Rate will at all times include statutory reserves (and, in the case of the Base CD Rate, FDIC assessment rates).

                       The Applicable Margin is a percentage determined by reference to the Borrower's ratio of Total Debt to EBITDA (the "Leverage Ratio") as of the end of and for the most
                             -------- -----
                       recent period of four fiscal quarters for which financial statements have been delivered, as set forth in the pricing grid attached hereto as Annex III; provided that,
                                                                  --------
                       prior to the date that is six months after the Closing Date, loans under (a) the Revolving Facility and the Tranche A Facility will bear interest at (1) Adjusted Libor plus 3.00% or (2) ABR plus 2.00% and (b) the Tranche B Facility will bear interest at (1) Adjusted Libor plus 3.50% or (2) ABR plus 2.50%.

Default Rate:          Overdue principal, interest and other amounts will
                       bear interest, in the case of principal, at the otherwise applicable interest rate plus 2% per annum and in the case of interest and other amounts, at the rate otherwise applicable to ABR Loans plus 2% per annum.

Commitment Fees:       A commitment fee on the undrawn
                       portion of the commitment of each Lender (including
                       Chase) under the Revolving Facility will commence to
                       accrue on the Closing Date and will be payable quarterly
                       in arrears and upon the termination of such Lender's
                       commitment; provided that for purposes of calculating the
                                   --------
                       commitment fee, outstanding swingline loans shall be considered to be undrawn commitments under the Revolving
                       Facility. The commitment fee will accrue at a rate of 0.50% per annum, subject to reduction based on the Leverage Ratio as of the end of and for the most recent period of four fiscal quarters for which financial statements have been delivered, as set forth in the Pricing Grid.

Letter of Credit Fees: Each Lender participating in the Revolving Facility will receive a participation fee on its pro rata portion of the aggregate undrawn face amount of all outstanding letters of credit, calculated on a 360-day basis and payable in arrears at the end of each quarter and upon termination of the Revolving Facility. Such fee will accrue at a rate per annum equal to (a) in the case of trade letters of credit, 1.25% per annum, or (b) in the case of other letters of credit, the Applicable Margin at the time applicable to Adjusted LIBOR borrowings under the Revolving Facility.

                       A fronting fee equal to 0.25% per annum on the face amount of each Letter of Credit shall be payable in arrears at the end of each quarter and upon termination of the Revolving Facility to the

                       Issuing Bank for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Bank for its own account.

                                                                        ANNEX II

                           Sources and Uses of Funds
                           -------------------------
                         (all figures are approximate)


Sources of Funds                           Uses of Funds
----------------                           -------------

Cash on Balance Sheet       $ 20,000,000
Options Proceeds               9,736,000
Revolving Facility                     0   Acquisition            $521,126,000
Tranche A Facility            75,000,000   Transaction Expenses     20,000,000
Tranche B Facility            80,000,000                          ------------
Senior Subordinated
 Notes                       160,000,000
Management Equity
 Rollover                     29,069,000
Vestar Contribution          153,637,000
Public Equity Rollover        13,684,000
                            ------------
Total Sources               $541,126,000   Total Uses             $541,126,000

                                                                       ANNEX III

                                 Pricing Grid
                                 ------------

                  Tranche A Facility, Revolving Facility and
                  ------------------------------------------

                                Commitment Fee
                                --------------

Leverage Ratio                        Adjusted Libor    ABR      Commitment Fee
-------------------------------------------------------------------------------
Greater than 5.0 to 1.0                   3.00%         2.00%         0.500%
-------------------------------------------------------------------------------
Greater than 4.5 to 1.0 and               2.75%         1.75%         0.500%
less than or equal to 5.0 to 1.0
-------------------------------------------------------------------------------
Greater than 4.0 to 1.0 and               2.50%         1.50%         0.500%
less than or equal to 4.5 to 1.0
-------------------------------------------------------------------------------
Greater than 3.75 to 1.0 and              2.25%         1.25%         0.500%
less than or equal to 4.0  to 1.0
-------------------------------------------------------------------------------
Less than or equal to 3.75 to 1.0         2.00%         1.00%         0.375%
-------------------------------------------------------------------------------



                              Tranche B Facility
                              ------------------


Leverage Ratio                       Adjusted Libor       ABR
----------------------------------------------------------------
Greater than 4.25 to 1.0                 3.50%            2.50%
----------------------------------------------------------------
Greater than 3.75 to 1.0 and             3.25%            2.25%
Less than or equal to 4.25 to 1.0
----------------------------------------------------------------
Less than or equal to 3.75 to 1.0        3.00%            2.00%
----------------------------------------------------------------